JAMES ALPHA FUNDS TRUST

515 Madison Avenue, 24th Floor

New York, New York 10022

 Ultimus Fund Distributors, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

January 25, 2021

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: David Orlic and Tony Burak

Re: James Alpha Funds Trust (Registrant)

File No. 333-251519

Registration Statement on Form N-14 and Request for Acceleration

Dear Messrs. Orlic and Burak:

The above referenced Registration Statement on Form N-14, which was filed on December 18, 2020 and amended through a pre-effective amendment on January 25, 2021 (the “Registration Statement”), was filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, for the purpose of registering:

•	Class I and Class R6 shares of beneficial interest, without par value, of the James Alpha Macro Fund, James Alpha Total Hedge Portfolio, James Alpha EHS Fund, James Alpha Event Driven Fund, James Alpha Family Office Fund, and James Alpha Relative Value Fund, each a series of the Trust, in connection with the solicitation of shareholders of the corresponding series of The Saratoga Advantage Trust to approve the reorganization of their funds into the new series of the Trust; and
•	Class A, Class C, Class I, and Class R6 shares of beneficial interest, without par value, of the James Alpha Global Real Estate Investments Fund, James Alpha Multi Strategy Alternative Income Fund, James Alpha Managed Risk Domestic Equity Fund, James Alpha Managed Risk Emerging Markets Equity Fund, James Alpha Hedged High Income Fund, and James Alpha Structured Credit Value Fund, each a series of the Trust, in connection with the solicitation of shareholders of the corresponding series of The Saratoga Advantage Trust to approve the reorganization of their funds into the new series of the Trust

On behalf of the above referenced Registrant and its principal underwriter, Ultimus Fund Distributors, LLC and pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the Registrant’s Registration Statement on Form N-14 be accelerated to Tuesday, January 26, 2021, or as soon as practicable thereafter. It is our understanding that you have previously discussed the possible acceleration of the Registration Statement with Matthew DiClemente of Stradley Ronon Stevens & Young, LLP.

Please contact Matthew DiClemente (215) 564-8173 if you have any questions or comments regarding this filing or the acceleration request.

/s/ Darrell Crate	/s/ Kevin Guerette
Darrell Crate	Kevin Guerette
President	President
James Alpha Funds Trust	Ultimus Fund Distributors, LLC

cc: Matthew R. DiClemente, Esq.